

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

John Enwright
Chief Financial Officer
Vera Bradley, Inc.
12420 Stonebridge Road
Roanoke, IN 46783

> **Re: Vera Bradley, Inc.**
> **Form 10-K for the Year Ended February 1, 2020**
> **Filed March 31, 2020**
> **File No. 001-34918**

Dear Mr. Enwright:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing